Exhibit (a)1.9

FRANK RUSSELL INVESTMENT COMPANY

AMENDMENT TO AMENDED AND RESTATED MASTER TRUST AGREEMENT

Regarding Liquidation and Termination

of Sub-Trusts and Classes

Amendment No. 8 to the Amended and Restated Master Trust Agreement dated August 19, 2002 (referred to herein as the “Agreement”), done this 23rd day of August, 2005, by the Trustees under the Agreement.

WITNESSETH:

WHEREAS, the Trustees desire to remove the limitation on Trustees Emeritus serving beyond the date upon which the Board appointing such Trustees stands for election;

WHEREAS, the Trustees acknowledge that, due to a scrivener’s error, Amendment No. 2 to the Agreement does not accurately reflect the intent of the Trustees in allocating Rule 12b-1 Distribution Plan fees for Class A shares of certain Sub-Trusts to said Class A shares, as reflected in the minutes of the meeting of the Trustees held on November 25, 2002, and desire to clarify the meaning of Section 4.3 of the Agreement to remove the inaccuracy caused by said scrivener’s error;

WHEREAS, the Trustees desire to revise Sections 4.2(d) of the Agreement with respect to the termination and liquidation of new Sub-Trusts or Classes of new Sub-Trusts;

NOW, THEREFORE, the Trustees hereby make the following revisions to the Agreement:

The first sentence of Section 3.1(i) of the Agreement is restated in its entirety as follows:

Any natural person qualified to hold the office of Trustee under this Agreement who is not then a Trustee may be elected by a majority of the Trustees then in office to serve as Trustee Emeritus for a period of one year from the date of election, or such other term as may be specified by the Board.

Immediately following the chart in Section 4.3 of the Agreement, the introductory clause and the first bullet item are restated in their entirety as follows:

The Trustees direct that each Class of Shares of each Sub-Trust shall have all the relative rights and preferences set forth herein, shall represent an equal proportionate interest in the underlying assets and liabilities of such Sub-Trust, and shall generally have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, obligations, qualifications and terms and conditions as all other Shares of such Sub-Trust, except that:

•	each Class A, Class B, Class C and Class D Shares offered in connection with a Distribution Plan will bear, as a charge against distributable income or gains or as a reduction in interest, certain fees under its Distribution Plan and will have exclusive voting rights on matters pertaining to the Distribution Plan of the Class and any related agreements;

Section 4.2(d) of the Agreement is restated in its entirety as follows:

(d) Liquidation. In the event of the liquidation or dissolution of the Trust or any Sub-Trust existing as of the date of this Amendment No. 8, the Shareholders of each Sub-Trust existing as of the date of this Amendment No. 8 that has been established and designated and that has voted to be liquidated or dissolved, shall be entitled to receive, when and as declared by the

Trustees, the excess of the assets belonging to that Sub-Trust over the liabilities belonging to that Sub-Trust; and in the event of the liquidation or dissolution of any Sub-Trust established and designated subsequent to the date of this Amendment No. 8, the Shareholders of such Sub-Trust shall be entitled to receive, when and as declared by the Trustees, the excess of the assets belonging to that Sub-Trust over the liabilities belonging to that Sub-Trust. The assets so distributable to the Shareholders of any particular Sub-Trust shall be distributed among such Shareholders in proportion to the number of Shares of that Sub-Trust held by them and recorded on the books of the Trust. The liquidation of any particular Sub-Trust existing as of the date of this Amendment No. 8 may be authorized by vote of a majority of the Trustees in office on the date of such vote subject to approval of a majority of the outstanding voting shares of that Sub-Trust, as defined in the 1940 Act; and the liquidation of any Sub-Trust established and designated subsequent to the date of this Amendment No. 8 may be authorized by vote of a majority of Trustees in office on the date of such vote without Shareholder approval and subject to notice to Shareholders of that Sub-Trust.

This paragraph shall apply to each Sub-Trust (and any Class of such Sub-Trust) established and designated subsequent to the date of this Amendment No. 8. The termination of a Sub-Trust or Class may be authorized at any time, subject to notice to Shareholders of such Sub-Trust or Class but without Shareholder approval, by a vote of a majority of the Trustees or written instrument executed by a majority of their number then in office. Upon the effective date of the termination of the Sub-Trust or Class, as applicable, which shall commence the period during which the affairs of such Sub-Trust or Class shall be wound up, (1) the Sub-Trust or Class shall carry on no business except for the purpose of winding up its affairs in an orderly manner; (2) the Trustees shall proceed to wind up the affairs of the Sub-Trust or Class; (3) all of the powers of the Trustees under this Agreement shall continue until the affairs of the Trust shall have been wound up, including but not limited to the power to (i) fulfill or discharge the contracts of a Sub-Trust or Class, (ii) collect assets allocated or belonging to such Sub-Trust or Class, (iii) sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust property allocated or belonging to such Sub-Trust or Class to one or more persons at public or private sale for consideration that may consist in whole or in part of cash, securities, or other property of any kind, (iv) discharge or pay liabilities allocated or belonging to such Sub-Trust or Class, and (v) authorize or take all other acts appropriate to liquidate its business; and (4) after paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities, and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining property of the terminated Sub-Trust or Class, in cash or in kind or partly each, among the shareholders of the Sub-Trust or Class according to their respective rights. Upon completion of the distribution of the remaining proceeds or the remaining assets as provided above in this paragraph, such Sub-Trust or Class shall terminate and the Trustees and the Trust shall be discharged of any and all further liabilities and duties hereunder and the right, title and interest of all parties with respect to such Sub-Trust or Class shall be canceled and discharged. In connection therewith, the Trustees shall cause such filings to be made with any federal, state and local regulators as is determined by the Trustees or Trust counsel to be necessary or appropriate. This paragraph shall not be construed to imply anything about the manner in which the Trust itself or any Sub-Trust or Class existing as of the date of this Amendment No. 8 may be terminated, wound up and liquidated.

The undersigned hereby certify that this Amendment No. 8 has been duly adopted in accordance with the provisions of the Agreement.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals for themselves and their assigns, as of the day and year first above written. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.

/s/ LYNN L. ANDERSON	/s/ PAUL E. ANDERSON
Lynn L. Anderson	Paul E. Anderson

/s/ KRISTIANNE BLAKE	/s/ DANIEL P. CONNEALY
Kristianne Blake	Daniel P. Connealy

/s/ JONATHAN FINE	/s/ LEE C. GINGRICH
Jonathan Fine	Lee C. Gingrich

/s/ MICHAEL J. PHILLIPS	/s/ RAYMOND P. TENNISON, JR.
Michael J. Phillips	Raymond P. Tennison, Jr.

/s/ JACK R. THOMPSON	/s/ JULIE W. WESTON
Jack R. Thompson	Julie W. Weston